UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Effective January 1, 2020, Fortis Inc. (the “Corporation”) adopted Advance Notice By-Law No. 2, which relates generally to the nomination of persons for election as directors of the Corporation.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 attached to this Report on Form 6-K, is incorporated by reference into the following registration statements of the Corporation, as amended or supplemented: Form S-8 (File No. 333-215777); Form F-3D (File No. 333-218032); Form S-8 (File No. 333-226663); and Form F-10 (File No. 333-228593).

EXHIBITS

Exhibit No.	Description

99.1	Fortis Inc. Advance Notice By-Law No. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: January 9, 2020	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary